UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Rio Ventura Cluster

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Rio de Janeiro, July 14, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/21/2020, informs that today it has concluded the sale of its total interests in eight onshore exploration and production fields, jointly called Rio Ventura Cluster, located in the state of Bahia, to 3R Rio Ventura S.A., a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A..

After fulfilling the previous conditions, the transaction was concluded with the payment of US$ 33.9 million to Petrobras, already with the adjustments provided for in the contract. The amount received at the closing is in addition to the US$ 3.8 million paid to Petrobras when the sale agreement was signed. The company will still receive the following installments, subject to adjustments: (i) US$ 16 million that will be paid in thirty months; and (ii) US$ 43.2 million of contingent payments related to future oil prices.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure of assignment of exploration rights, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, increasingly concentrating its resources on world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge along the years.

About Rio Ventura Cluster

The Rio Ventura Cluster comprises the onshore fields of Água Grande, Bonsucesso, Fazenda Alto das Pedras, Pedrinhas, Pojuca, Rio Pojuca, Tapiranga, and Tapiranga Norte, located in the cities of Catu, Mata de São João, Pojuca, and São Sebastião do Passé, in the state of Bahia, in which Petrobras holds 100% stakes. The average production of the Rio Ventura Cluster in the first half of 2021 was approximately 780 barrels of oil per day (bpd) and 40.8 thousand m³/day of natural gas.

About 3R Petroleum Óleo e Gás S.A.

3R Rio Ventura S.A. (new corporate name of SPE Rio Ventura S.A., the entity which the present transaction was signed) is a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A., a company listed on the Novo Mercado of the Brazilian stock exchange, whose strategy is to revitalize mature onshore and offshore fields.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included h

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer